Issuer Name:                The Ziegler Companies, Inc.
Reporting Person:           Kenny, Patrick D. J.
                            1506 Edgewood Avenue
                            Macon, Georgia   31201
Social Security Number:     ###-##-####
Statement for:              December 1997
Relationship of
Reporting Person
to Issuer:                  Director
Title of Security:          Common Stock
Transaction Date:           December 23, 1997
Transaction Code:           G
Amount of
Securities Disposed:        300
Price:                      $
Amount of Securities
Beneficially Owned
at End of Month:            5,804
Ownership Form:             Direct
Amount of Securities
Beneficially Owned
at End of Month:            822
Ownership Form:             Indirect (Children)
Amount of Securities
Beneficially Owned
at End of Month:            11,392
Ownership Form:             Indirect (Trust)